      As filed with the Securities and Exchange Commission on July 1, 2005
                                                           Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                LYNCH CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            INDIANA                                   38-1799862
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          -----------------------------

                                 JOHN C. FERRARA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                LYNCH CORPORATION
                         140 GREENWICH AVENUE, 4TH FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 622-1150
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent For Service)

                          -----------------------------
                                    Copy to:
                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 451-2300

                          -----------------------------

            Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.
            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, please check the following box.  /X/
            If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box.  /X/
            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/_/ ___________
            If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering.  /_/ ___________
            If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering.  /_/ ___________
            If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.  /_/

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
  SECURITIES TO BE        AMOUNT TO BE     OFFERING PRICE      AGGREGATE OFFERING       AMOUNT OF
     REGISTERED          REGISTERED (1)    PER SHARE (2)            PRICE           REGISTRATION FEE
----------------------------------------------------------------------------------------------------
Common Share, $0.01          549,945            $8.12            $4,465,534.40            $525.60
par value per share       common shares
----------------------------------------------------------------------------------------------------

(1)   In the event of a share split, share dividend or similar transaction involving the common shares, the common shares registered hereby will automatically be increased pursuant to Rule 416 of the Securities Act of
      1933, as amended, to cover the additional common shares required to prevent dilution.
(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the Registrant's common shares on the American Stock Exchange on June 30, 2005.

                       -----------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL
BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       -----------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE
SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN
OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT
PERMITTED.

                    Subject to Completion, dated July 1, 2005

PROSPECTUS

                                LYNCH CORPORATION

                              549,945 COMMON SHARES

            We are offering at no cost to you, as a holder of our common shares, transferable rights to purchase our common shares. If you own common shares on
________, 2005, the record date, you will be entitled to receive one right per share. Every three such rights will entitle you to subscribe for one common share. The subscription price will be $_______ per whole share. Each right will also carry with it an oversubscription privilege to subscribe for additional common shares that are not purchased by other holders of rights. The rights will be evidenced by Subscription Certificates and will expire at _______ p.m. New
York City time on _________, 2005, unless extended for up to 15 days.

            Our common shares are traded on the American Stock Exchange under the symbol "LGL."

            Our principal executive offices are located at 140 Greenwich Avenue,
4th Floor, Greenwich, Connecticut 06830. Our telephone number is (203) 622-1150.

            AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK.
CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                                -----------------

                                            PRICE PER SHARE                  PROCEEDS TO LYNCH CORPORATION
----------------------------------------------------------------------------------------------------------
Offering Price to Shareholders               $_____________                         $_____________ (1)
----------------------------------------------------------------------------------------------------------

(1)   Before deduction of estimated expenses of $__________, including legal and accounting fees, printing expenses and other miscellaneous fees and expenses.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
 COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                 The date of this prospectus is _________, 2005.

                               PROSPECTUS SUMMARY

            This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus carefully, especially the risks of investing in our common shares discussed under "Risk
Factors."

            Unless the context otherwise requires, all references to "Lynch,"
"we," "us," or "our" in this prospectus refer collectively to Lynch Corporation, an Indiana corporation, and its subsidiaries.

                                   THE COMPANY

            We are a diversified holding company with subsidiaries engaged in manufacturing. Our business development strategy is to expand our existing operations through internal growth and acquisitions. We may also, from time to time, consider the acquisition of other assets or businesses that are not related to our present businesses and the strategic disposition of certain assets.

M-TRON INDUSTRIES, INC./PIEZO TECHNOLOGY, INC.

            Mtron designs, manufactures and markets custom designed electronic components used primarily to control the frequency or timing of electronic signals in communications equipment. Its devices, which are commonly called frequency control devices, crystals or oscillators, support fixed and mobile wireless, copper wire, coaxial cable, wide area networks, local area networks and fiber optic systems. It sells its products to original equipment manufacturers, contract manufacturers and to distributors.

            On October 15, 2004, Mtron completed its acquisition of all the issued and outstanding common shares of Piezo. Piezo is a wholly-owned subsidiary of Mtron that designs, manufactures and markets frequency control devices, crystal resonators, crystal oscillators, timing devices, filters, crystal filters, liquid crystal filters and related products and technologies.
The combined operations of Mtron and PTI are referred to herein as "MtronPTI."

LYNCH SYSTEMS, INC.

            Lynch Systems designs, develops, manufactures and markets a broad range of manufacturing equipment for the electronic display and consumer glass industries. Lynch Systems also produces replacement parts for various types of packaging and glass container-making machines, which Lynch Systems does not manufacture.

                               THE RIGHTS OFFERING

Basic Subscription
 Privilege.......................We will distribute to the holders of record of our common shares at the close of business on
                                 ___________, 2005, at no charge, one
                                 transferable subscription right for each common
                                 share owned. Every three such rights will
                                 entitle the holder to subscribe for one common
                                 share.

Oversubscription Privilege.......Each subscription right will also include an over-subscription privilege to purchase
                                 additional common shares that are not purchased
                                 by other rights holders through their basic
                                 subscription privileges.

                                 You will be entitled to exercise your
                                 over-subscription privilege only if you
                                 exercise your basic subscription privilege in
                                 full. If the number of common shares remaining
                                 after the exercise of all basic subscription
                                 privileges is not sufficient to satisfy all
                                 requests for common shares pursuant to
                                 over-subscription privileges, you will be
                                 allocated additional common shares pro-rata,
                                 based on the number of common shares you
                                 purchased through the basic subscription
                                 privilege in proportion to the total number of
                                 common shares that you and other
                                 over-subscribing shareholders purchased through
                                 the basic subscription privilege.

Subscription Price...............$______ in cash per share.

Common Shares Outstanding
 after Rights Offering...........Assuming that all rights are exercised, including those that may be exercised as a
                                 result of the oversubscription privilege, an
                                 aggregate of approximately 549,945 common
                                 shares will be sold.

Transferability of Rights........The rights are transferable until the last business day prior to the expiration date and
                                 are expected to be authorized for trading on
                                 the American Stock Exchange. A business day is
                                 a day on which trading occurs on the American
                                 Stock Exchange. Trading of the rights will be
                                 conducted on a regular-way basis from ________,
                                 2005 through the last business day prior to the
                                 expiration date. Any commissions in connection
                                 with the sale of rights will be paid by the
                                 selling rights holder. We cannot assure you
                                 that a market for the rights will develop, or
                                 the prices at which rights may be sold if a
                                 market does develop.

Record Date......................______________, 2005.

Expiration Time.................._________, 2005, at 5:00 p.m., New York City
                                 time, unless.extended from time to time for up
                                 to 15 days.

Procedure for Exercising
 Rights..........................If you want to exercise rights you must properly complete and sign the Subscription
                                 Certificate evidencing the rights and forward
                                 the Subscription Certificate, with full
                                 payment, to the subscription agent at or prior
                                 to the expiration time.

                                 YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS UNLESS
                                 WE MAKE A SIGNIFICANT AMENDMENT TO THE TERMS OF
                                 THE OFFERING AFTER YOU HAVE EXERCISED.

Issuance of Common Shares........We will deliver to you certificates representing common shares purchased upon
                                 exercise of the basic subscription privilege as
                                 soon as practicable after you have validly
                                 exercised your rights and full payment for the
                                 common shares you are purchasing has been
                                 received and has cleared. We will deliver to
                                 you common shares purchased upon exercise of
                                 the oversubscription privilege as soon as
                                 practicable after the expiration time and after
                                 all prorations and adjustments contemplated by
                                 the terms of this offering have been effected
                                 and full payment has been received and has
                                 cleared.

Use of Proceeds..................The net cash proceeds from the sale of the common shares offered hereby, after payment of
                                 fees and expenses, is anticipated to be
                                 approximately $__________. We expect that such
                                 net proceeds will be used for general corporate
                                 purposes, working capital and to make
                                 acquisitions, although the Company has not
                                 identified any specific acquisitions at this
                                 time.

Risk Factors.....................There are substantial risks in connection with this offering that should be considered by you.
                                 See "Risk Factors."

Amendment, Extension or
 Termination Rights Offering.....We reserve the right, in our sole discretion, to: (a) amend or modify the terms of this
                                 rights offering; (b) extend the expiration time
                                 to a later date, but in no event for more than
                                 15 additional days; and (c) terminate the
                                 rights offering at any time for any reason.

Intentions of the Company's
 officers, directors and
 principal shareholders..........Our officers, directors and certain of their affiliates have advised us that they expect to
                                 exercise the basic subscription privilege under
                                 their rights and may exercise their
                                 oversubscription privilege.

                                  RISK FACTORS

AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING
RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION
IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS," BEFORE MAKING AN INVESTMENT IN OUR COMMON SHARES.

RISKS RELATING TO THIS OFFERING

THE SUBSCRIPTION PRICE IS NOT AN INDICATION OF THE VALUE OF OUR COMMON SHARES
AND YOU MAY NOT BE ABLE TO SELL COMMON SHARES PURCHASED UPON THE EXERCISE OF
YOUR SUBSCRIPTION RIGHTS AT A PRICE EQUAL TO OR GREATER THAN THE SUBSCRIPTION
PRICE.

            The subscription price per common share does not necessarily bear any relationship to the book value per share of our assets, operations, cash flows, earnings, financial condition or any other established criteria for value. As a result, you should not consider the subscription price as an indication of the current value of our common shares. We cannot assure you that you will be able to sell common shares purchased in this offering at a price equal to or greater than the subscription price.

THIS OFFERING MAY CAUSE THE PRICE OF OUR COMMON SHARES TO DECREASE IMMEDIATELY,
AND THIS DECREASE MAY CONTINUE.

            The subscription price per share represents a discount of ____% from
[the closing sale price of our common shares on _____ __, 2005] [the average of the closing sales prices of our common shares over the ___-trading day period ending ______ __, 2005]. This discount, along with the number of common shares we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market value of our common shares. This decrease may continue after the completion of this offering.

YOU MAY SUFFER DILUTION OF YOUR PERCENTAGE OWNERSHIP OF OUR COMMON SHARES.

            If you do not exercise your subscription rights and common shares are purchased by other shareholders in this offering, your proportionate voting and ownership interest will be reduced and the percentage that your original common shares represents of our expanded equity after exercise of the subscription rights will be diluted. For example, if you own 5,000 common shares before this offering, or approximately 0.3% of our outstanding common shares, and you exercise none of your subscription rights while all other subscription rights are exercised by other shareholders, then your percentage ownership would be reduced to approximately 0.2%. The magnitude of the reduction of your percentage ownership will depend upon the number of common shares you hold and the extent to which you exercise your subscription rights.

ONCE YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MAY NOT REVOKE SUCH EXERCISE
EVEN IF THERE IS A DECLINE IN THE PRICE OF OUR COMMON SHARES OR IF WE DECIDE TO
EXTEND THE EXPIRATION DATE OF THE SUBSCRIPTION PERIOD.

            The public trading market price of our common shares may decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy our common shares at a price above the prevailing market price and you will have an immediate unrealized loss. We may also, in our sole discretion, extend the expiration date of the subscription period, but in no event beyond an additional 15 days. During any potential extension of time, the value of our common shares may decline below the subscription price and result in a loss on your investment upon the exercise of rights to acquire our common shares. If the expiration date is extended after you send in your subscription forms and payment, you still may not revoke or change your exercise of rights.
Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your common shares at a price equal to or greater than the subscription price.

YOU WILL NOT RECEIVE INTEREST ON SUBSCRIPTION FUNDS RETURNED TO YOU.

            If we cancel this offering or if we are not able to fulfill your full oversubscription, we will not have any obligation with respect to the subscription rights except to return to you, without interest, any subscription payments and/or oversubscription payments you made.

YOU NEED TO ACT PROMPTLY AND FOLLOW SUBSCRIPTION INSTRUCTIONS, OTHERWISE YOUR
SUBSCRIPTION MAY BE REJECTED.

            Shareholders who desire to purchase common shares in this offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

YOU MAY NOT RECEIVE ALL OF THE COMMON SHARES FOR WHICH YOU OVERSUBSCRIBE.

            If an insufficient number of common shares is available to fully satisfy all oversubscription privilege requests, the available common shares will be distributed proportionately among rights holders who exercised their oversubscription privilege based on the number of common shares each rights holder subscribed for under the basic subscription privilege.

YOU MAY NOT WANT TO EXERCISE YOUR RIGHTS AS THE PROCEEDS OF THIS OFFERING MAY BE
USED TO MAKE ACQUISITIONS THAT YOU MAY NOT HAVE THE OPPORTUNITY TO APPROVE.

            We expect that the net cash proceeds from this offering will be used for general corporate purposes, working capital and to make acquisitions, although we have not identified any specific acquisitions at this time. If you exercise your rights, you may not have an opportunity to evaluate the specific merits or risks of any potential future acquisitions. As a result, you may be entirely dependent on the broad discretion and judgment of management in the selection of potential future acquisitions.

RISKS RELATING TO OUR BUSINESS

WE HAVE INCURRED OPERATING LOSSES FOR THE PAST THREE YEARS AND FACE UNCERTAINTY
IN OUR ABILITY TO ACHIEVE OPERATING PROFITS IN THE FUTURE.

            We have incurred substantial operating losses for the past three years. Without giving effect to gains realized from the deconsolidation in 2002 of one of our holdings, we suffered operating losses of $2.9 million, $832,000 and $3.3 million in 2004, 2003 and 2002, respectively. We are uncertain whether we will be able to achieve or sustain operating profits in the future.

IF WE ARE UNABLE TO SECURE NECESSARY FINANCING, WE MAY NOT BE ABLE TO FUND OUR
OPERATIONS OR STRATEGIC GROWTH.

     In order to achieve our strategic business objectives, we will be required to seek additional financing. Lynch Systems' credit facility with SunTrust Bank, which was to have expired by its terms on May 31, 2005, has been extended to
August 31, 2005. Lynch Systems is currently in discussions with other banks to obtain financing to replace this facility. However, there can be no assurances that the Company will be able to obtain new financing on acceptable terms, or at all. MtronPTI's revolving credit facility from First National Bank of Omaha is scheduled to mature on May 31, 2006.

            Under our existing credit facilities, we are required to obtain the lenders' consent for most additional debt financing and to comply with other covenants, including specific financial ratios. For example, we may require further capital to continue to develop our technology and infrastructure and for working capital purposes. In addition, future acquisitions would likely require additional equity and/or debt financing. Our failure to secure additional financing could have a material adverse effect on our continued development or growth.

AS A HOLDING COMPANY, WE DEPEND ON THE OPERATIONS OF OUR SUBSIDIARIES TO MEET
OUR OBLIGATIONS.

            We are a holding company that transacts all of our business through operating subsidiaries. Our primary assets are the common shares of our operating subsidiaries. Our ability to meet our operating requirements and to make other payments depends on the surplus and earnings of our subsidiaries and their ability to pay dividends or to advance or repay funds. Payments of dividends and advances and repayments of inter-company debt by our subsidiaries are restricted by our credit agreements.

WE MAY MAKE ACQUISITIONS THAT ARE NOT SUCCESSFUL OR FAIL TO PROPERLY INTEGRATE
ACQUIRED BUSINESSES INTO OUR OPERATIONS.

            We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding such opportunities or, if we do identify such opportunities, we may not be able to complete such transactions for reasons including a failure to secure necessary financing.

            Any transactions that we are able to identify and complete may involve a number of risks, including:

            o   the diversion of our management's attention from our existing business to integrate the operations and personnel of the
                acquired or combined business or joint venture;
            o   possible adverse effects on our operating results during the integration process;
            o   substantial acquisition related expenses, which would reduce our net income in future years;
            o   the loss of key employees and customers as a result of changes in management; and
            o   our possible inability to achieve the intended objectives of the transaction.

            In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER INDIANA LAW MAY PREVENT OR DELAY A
CHANGE OF CONTROL OF US AND COULD ALSO LIMIT THE MARKET PRICE OF OUR COMMON
SHARES.

            Provisions of our certificate of incorporation and bylaws, as well as provisions of Indiana corporate law, may discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such a change in control would be beneficial to our shareholders. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions include those:

            o   prohibiting our shareholders from fixing the number of our directors;
            o   requiring advance notice for shareholder proposals and
                nominations; and
            o   prohibiting shareholders from acting by written consent, unless unanimous.

            We are subject to certain provisions of the Indiana Business
Corporation Law, or IBCL, that limit business combination transactions with 10%
shareholders during the first five years of their ownership, absent approval of our board of directors. The IBCL also contains control share acquisition provisions that limit the ability of certain shareholders to vote their common shares unless their control share acquisition was approved in advance by shareholders. These provisions and other similar provisions make it more difficult for shareholders or potential acquirers to acquire us without negotiation and could limit the price that investors are willing to pay in the future for our common shares.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC
DISCLOSURE WILL REQUIRE US EITHER TO INCUR ADDITIONAL EXPENSES OR CEASE TO BE A
REPORTING COMPANY.

            Keeping abreast of, and in compliance with, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and
American Stock Exchange rules, will require an increased amount of management attention and external resources. We would be required to invest additional resources to comply with evolving standards, which would result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

            Our Board of Directors may determine that it is in the best interests of shareholders to eliminate or reduce such expense by ceasing to be a reporting company for purposes of the Securities Exchange Act of 1934, as amended. One commonly used method, subject to shareholder approval, is to effect a reverse share split to reduce the number of shareholders to fewer than 300, permitting termination of registration. Under this method, shareholders who own less than one whole common share following the reverse split would cease to be shareholders and would receive a cash payment for their fractional shares. After a reverse split, there might be no established trading market for our common shares, although we expect that our common shares may then be quoted on the
"pink sheets."

WE MAY BE EXPOSED TO LIABILITY AS A RESULT OF BEING NAMED AS A DEFENDANT IN A
LAWSUIT BROUGHT UNDER THE SO-CALLED "QUI TAM" PROVISIONS OF THE FEDERAL FALSE
CLAIMS ACT.

            The Company, Lynch Interactive Corporation, which was formed via a tax-free spin-off from Lynch Corporation on September 1, 1999 ("Lynch
Interactive"), and various other parties are defendants in a lawsuit brought under the so-called "qui tam" provisions of the federal False Claims Act in the
United States District Court for the District of Columbia. The main allegation in the case is that the defendants participated in the creation of "sham"
bidding entities that allegedly defrauded the U.S. Treasury Department by improperly participating in Federal Communications Commission spectrum auctions restricted to small businesses, and obtained bidding credits in other spectrum auctions allocated to "small" and "very small" businesses. While the lawsuit seeks to recover an unspecified amount of damages, which would be subject to mandatory trebling under the statute, a document filed by the relator (a private party that filed the action on behalf of the United States) discloses an initial computation of damages of not less than $88 million resulting from bidding credits awarded defendants in FCC auctions and $120 million of unjust enrichment through the disposition of licenses obtained in FCC auctions. Although Lynch
Interactive is contractually bound to indemnify us for any losses or damages we may incur as a result of this lawsuit, Lynch Interactive may lack the capital resources to do so. As a result, we could be held liable and forced to pay a significant amount of damages without recourse.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON SHARES IN THE
FORESEEABLE FUTURE.

            We anticipate that all of our earnings will be retained for the development of our business. The Board of Directors has adopted a policy of not paying cash dividends on our common shares. We do not anticipate paying cash dividends on our common shares in the foreseeable future.

THERE IS A LIMITED MARKET FOR OUR COMMON SHARES. OUR COMMON SHARE PRICE IS
LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

            There is a limited public market for our common shares, and we cannot assure you that an active trading market will develop. As a result of low trading volume in our common shares, the purchase or sale of a relatively small number of common shares could result in significant share price fluctuations.
Our share price may fluctuate significantly in response to a number of factors, including the following, several of which are beyond our control:

            o   changes in financial estimates or investment recommendations by securities analysts relating to our common shares;
            o   loss of a major customer;
            o   announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

            o   changes in key personnel.

            In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future.
Securities litigation, regardless of merit or ultimate outcome, would likely cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

SECURITIES ANALYSTS MAY NOT INITIATE COVERAGE OF OUR COMMON SHARES OR MAY ISSUE
NEGATIVE REPORTS, AND THIS MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR
COMMON SHARES.

            We cannot assure you that securities analysts will initiate coverage and publish research reports on us. It is difficult for companies with smaller market capitalizations, such as us, to attract independent financial analysts who will cover our common shares. If securities analysts do not, this lack of research coverage may adversely affect the market price of our common shares.

IF WE ARE UNABLE TO INTRODUCE INNOVATIVE PRODUCTS, DEMAND FOR OUR PRODUCTS MAY
DECREASE.

            Our future operating results are dependent on our ability to continually develop, introduce and market innovative products, to modify existing products, to respond to technological change and to customize some of our products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely or cost-effective manner to satisfy customer demand.

OUR OPERATING RESULTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY
AFFECTED BY ECONOMIC, POLITICAL, HEALTH, REGULATORY AND OTHER FACTORS EXISTING
IN FOREIGN COUNTRIES IN WHICH WE OPERATE.

            As we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including:

            o   political and economic instability in countries in which our products are manufactured and sold;
            o   expropriation or the imposition of government controls;
            o   sanctions or restrictions on trade imposed by the United States government;
            o   export license requirements;
            o   trade restrictions;
            o   currency controls or fluctuations in exchange rates;
            o   high levels of inflation or deflation;
            o   greater difficulty in collecting our accounts receivable and longer payment cycles;
            o   changes in labor conditions and difficulties in staffing and managing our international operations; and
            o   limitations on insurance coverage against geopolitical risks, natural disasters and business operations.

                                       10

            In addition, these same factors may also place us at a competitive disadvantage when compared to some of our foreign competitors. In response to competitive pressures and customer requirements, we may further expand internationally at lower cost locations. If we expand into these locations, we will be required to incur additional capital expenditures.

OUR BUSINESSES ARE CYCLICAL. THE RECENT DECLINE IN DEMAND IN THE ELECTRONIC
COMPONENT AND GLASS COMPONENT INDUSTRIES MAY CONTINUE, RESULTING IN ADDITIONAL
ORDER CANCELLATIONS AND DEFERRALS AND LOWER AVERAGE SELLING PRICES FOR OUR
PRODUCTS.

            Our subsidiaries sell to industries that are subject to cyclical economic changes. The electronic component and glass component industries in general, and specifically the Company, have for the past several years experienced a decline in product demand on a global basis, resulting in order cancellations and deferrals and lower average selling prices. This decline is primarily attributable to a slowing of growth in the demand for components used by telecommunications infrastructure manufacturers and newer technologies introduced in the glass display industry. We cannot assure you that any expected or perceived improvements in the economy and the electronic component and glass component industry will occur. The slowdown may continue and may become more pronounced. A slowdown in demand, as well as recessionary trends in the global economy, make it more difficult for us to predict our future sales, which also makes it more difficult to manage our operations.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND WE MAY LOSE BUSINESS TO LARGER AND
BETTER-FINANCED COMPETITORS.

            Our markets are highly competitive worldwide, with low
transportation costs and few import barriers. We compete principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. All of the industries in which we compete have become increasingly concentrated and globalized in recent years. Our major competitors, some of which are larger than us, and potential competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we have.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR KEY MANAGEMENT AND TECHNICAL
PERSONNEL AND ATTRACTING, RETAINING, AND TRAINING NEW TECHNICAL PERSONNEL.

            Our future growth and success will depend in large part upon our ability to retain our existing management and technical team and to recruit and retain highly skilled technical personnel, including engineers. The labor markets in which we operate are highly competitive and most of our operations are not located in highly populated areas. As a result, we may not be able to retain and recruit key personnel. Our failure to hire, retain or adequately train key personnel could have a negative impact on our performance.

WE MAY NOT REALIZE THE SYNERGIES OR ACHIEVE THE INTENDED OBJECTIVES SOUGHT FROM
MTRON'S ACQUISITION OF PTI.

            Effective September 30, 2004, Mtron completed its acquisition of
PTI. The value of this acquisition is largely based on the synergies that we believe will be created by the integration of these two companies. This process involves a number of risks, including the diversion of our management's attention from our existing business to integrate PTI's operations and personnel, and possible adverse effects on our operating results during the integration process. In addition, we may be unable to integrate, operate,

                                       11

maintain and manage PTI's operations or employees. We also may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

MTRONPTI'S BACKLOG MAY NOT BE INDICATIVE OF FUTURE SALES AND MAY ADVERSELY
AFFECT OUR BUSINESS.

            MtronPTI's backlog comprises orders that are subject to specific production release orders under written contracts, oral and written orders from customers with which MtronPTI has had long-standing relationships and written purchase orders from sales representatives. MtronPTI's customers may order components from multiple sources to ensure timely delivery when backlog is particularly long and may cancel or defer orders without significant penalty.
They often cancel orders when business is weak and inventories are excessive, a phenomenon that MtronPTI has experienced in the recent economic slowdown. As a result, MtronPTI's backlog as of any particular date may not be representative of actual net sales for any succeeding period.

MTRONPTI RELIES UPON ONE CONTRACT MANUFACTURER FOR A SIGNIFICANT PORTION OF ITS
FINISHED PRODUCTS, AND A DISRUPTION IN ITS RELATIONSHIP COULD HAVE A NEGATIVE
IMPACT ON MTRONPTI'S SALES.

            In 2004, approximately 12% of MtronPTI's net sales was attributable to finished products that were manufactured by an independent contract manufacturer located in both Korea and China. We expect this manufacturer to account for a smaller but substantial portion of MtronPTI's net sales in 2005 and a material portion of MtronPTI's sales for the next several years. MtronPTI does not have a written, long-term supply contract with this manufacturer. If this manufacturer becomes unable to provide products in the quantities needed, or at acceptable prices, MtronPTI would have to identify and qualify acceptable replacement manufacturers or manufacture the products internally. Due to specific product knowledge and process capability, MtronPTI could encounter difficulties in locating, qualifying and entering into arrangements with replacement manufacturers. As a result, a reduction in the production capability or financial viability of this manufacturer, or a termination of, or significant interruption in, MtronPTI's relationship with this manufacturer, may adversely affect MtronPTI's results of operations and our financial condition.

CONTINUED MARKET ACCEPTANCE OF MTRONPTI'S PACKAGED QUARTZ CRYSTALS, OSCILLATOR
MODULES AND ELECTRONIC FILTERS IS CRITICAL TO OUR SUCCESS, BECAUSE FREQUENCY
CONTROL DEVICES ACCOUNT FOR NEARLY ALL OF MTRONPTI'S SALES.

            Virtually all of MtronPTI's 2003 and 2004 net sales came from sales of frequency control devices, which consist of packaged quartz crystals, oscillator modules and electronic filters. We expect that this product line will continue to account for substantially all of MtronPTI's net sales for the foreseeable future. Any decline in demand for this product line or failure to achieve continued market acceptance of existing and new versions of this product line may harm MtronPTI's business and our financial condition.

                                       12

MTRONPTI'S FUTURE RATE OF GROWTH IS HIGHLY DEPENDENT ON THE DEVELOPMENT AND
GROWTH OF THE MARKET FOR COMMUNICATIONS AND NETWORK EQUIPMENT.

            MtronPTI's business depends heavily upon capital expenditures by the providers of communications and network services. In 2004, the majority of
MtronPTI's net sales were to manufacturers of communications and network infrastructure equipment, including indirect sales through distributors and contract manufacturers. In 2005, MtronPTI expects a smaller but significant portion of its net sales to be to manufacturers of communications and network infrastructure equipment. MtronPTI intends to increase its sales to communications and network infrastructure equipment manufacturers in the future.
Communications and network service providers have experienced periods of capacity shortage and periods of excess capacity. In periods of excess capacity, communications systems and network operators cut purchases of capital equipment, including equipment that incorporates MtronPTI's products. A slowdown in the manufacture and purchase of communications and network infrastructure equipment could substantially reduce MtronPTI's net sales and operating results and adversely affect our financial condition. Moreover, if the market for communications or network infrastructure equipment fails to grow as expected,
MtronPTI may be unable to sustain its growth. In addition, MtronPTI's growth depends upon the acceptance of its products by communications and network infrastructure equipment manufacturers. If, for any reason, these manufacturers do not find MtronPTI's products to be appropriate for their use, our future growth will be adversely affected.

COMMUNICATIONS AND NETWORK INFRASTRUCTURE EQUIPMENT MANUFACTURERS INCREASINGLY
RELY UPON CONTRACT MANUFACTURERS, THEREBY DIMINISHING MTRONPTI'S ABILITY TO SELL
ITS PRODUCTS DIRECTLY TO THOSE EQUIPMENT MANUFACTURERS.

            There is a growing trend among communications and network
infrastructure equipment manufacturers to outsource the manufacturing of their equipment or components. As a result, MtronPTI's ability to persuade these original equipment manufacturers to specify our products has been reduced and, in the absence of a manufacturer's specification of MtronPTI's products, the prices that MtronPTI can charge for them may be subject to greater competition.

MTRONPTI'S GOVERNMENT CONTRACTS CONTAIN PROVISIONS THAT ARE UNFAVORABLE TO IT
AND HAVE A NUMBER OF SPECIFIC RISKS THAT MAY RESULT IN LOST ORDERS AND PROFITS.

            Many of MtronPTI's contracts with government agencies contain provisions that give the governments rights and remedies not typically found in private commercial contracts, including provisions enabling the government to:

            o   terminate or cancel existing contracts without good reason or penalty;
            o   suspend MtronPTI from doing business with a foreign government or prevent MtronPTI from selling its products in certain
                countries;
            o   audit and object to MtronPTI's contract-related costs and
                expenses, including allocated indirect costs; and
            o   change specific terms and conditions in MtronPTI's contracts, including changes that would reduce the value of the contract to
                MtronPTI.

            MtronPTI's business generated from government contracts could be materially and adversely affected if:

            o   MtronPTI's reputation or relationship with government agencies were impaired;

                                       13

            o   MtronPTI were suspended or otherwise prohibited from contracting with a domestic or foreign government;
            o   any of MtronPTI's products were to fail to meet the requirements of certain applicable specified military standards;
            o   levels of government spending were to decrease;
            o   MtronPTI were barred from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations; or
            o   MtronPTI were not granted security clearances required to
                provide its services and solutions to governments, or such security clearances were revoked.

FUTURE CHANGES IN MTRONPTI'S ENVIRONMENTAL LIABILITY AND COMPLIANCE OBLIGATIONS
MAY INCREASE COSTS AND DECREASE PROFITABILITY.

            MtronPTI's manufacturing operations, products and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, and the handling, disposal and remediation of hazardous substances, wastes and other chemicals. In addition, more stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in MtronPTI's operations that any future regulations might require, or the cost of compliance that would be associated with these regulations.

MTRONPTI MAY BE UNABLE TO MODIFY ITS PRODUCTS OR MAY INCUR INCREASED COSTS TO
MEET THE REQUIREMENTS OF THE EUROPEAN UNION'S RESTRICTION ON HAZARDOUS
SUBSTANCES DIRECTIVE.

            MtronPTI may be unable to modify its products or may incur increased costs to meet the requirements of the European Union's Restriction on Hazardous
Substances Directive. If MtronPTI is unable to comply with these regulations, it may not be permitted to ship its products to the European Union.

LYNCH SYSTEMS' REVENUE IS LARGELY DEPENDENT ON DEMAND FOR ITS TELEVISIONS AND
COMPUTER MONITORS BASED ON CATHODE-RAY TUBE TECHNOLOGY. THIS TECHNOLOGY WILL
EVENTUALLY BE REPLACED BY PLASMA AND LIQUID CRYSTAL DISPLAYS.

            Lynch Systems generates a significant portion of its revenue from sales to glass producers that supply television and computer monitor displays that are based on cathode-ray tube technology. This market is being rapidly penetrated by thinner, lighter weight plasma displays and liquid crystal displays. Although cathode-ray tube televisions and computer monitors currently retain advantages in image quality and price, glass producers are investing billions of dollars to improve the quality and lower the unit price of plasma, liquid crystal and other display types. We believe that market penetration by plasma and liquid crystal display producers will continue and eventually render obsolete cathode-ray tube technology and this Lynch Systems product line.

LYNCH SYSTEMS' DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS EXPOSES IT TO OPERATING
RISKS.

            Lynch Systems' sales to its ten largest customers accounted for approximately 80% of its net sales in 2004, 2003 and 2002. Lynch Systems' sales to its largest customer accounted for approximately 36%, 42% and 27% of its net sales in 2004, 2003 and 2002. If a significant customer reduces, delays or

                                       14

cancels its orders for any reason, the business and results of operations of
Lynch Systems would be negatively affected.

AN ORDER TO BUILD MULTIPLE MACHINES IN THE FUTURE WITH A SIGNIFICANT CUSTOMER IN
THE TABLEWARE MARKET IS CONTINGENT UPON THE SUCCESSFUL INSTALLATION AND
OPERATION OF THE MACHINES CURRENTLY IN PRODUCTION.

            Lynch Systems has a significant order for glass manufacturing machines that are scheduled to be shipped and installed in the customer's factories in 2005. We expect that this contract will represent approximately 33%
of Lynch Systems' revenues in 2005. Many of these machines utilize new processes and require customer training. The ability of the customer's personnel and resources to operate these machines successfully is critical. If the customer does not realize the full benefit from these machines, new orders from this customer may be canceled.

THE RESULTS OF LYNCH SYSTEMS' OPERATIONS ARE SUBJECT TO FLUCTUATIONS IN THE
AVAILABILITY AND COST OF STEEL USED TO MANUFACTURE GLASS FORMING EQUIPMENT.

            Lynch Systems uses large amounts of steel to manufacture its glass forming equipment. The price of steel has risen substantially and demand for steel is very high. Lynch Systems has only been able to pass some of the increased costs to its customers. As a result, Lynch Systems' profit margins on glass forming equipment have decreased. If the price of and demand for steel continues to rise, our profit margins will continue to decrease.

LYNCH SYSTEMS MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

            The success of Lynch Systems' business depends, in part, upon its ability to protect trade secrets, designs, drawings and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. Lynch Systems relies on a combination of trade secrets, designs, drawings, patents, nondisclosure agreements and technical measures to protect its proprietary rights in its products and technology. The steps taken by Lynch Systems in this regard may not be adequate to prevent misappropriation of its technology. In addition, the laws of some foreign countries in which
Lynch Systems operates do not protect its proprietary rights to the same extent as do the laws of the United States. Although Lynch Systems continues to evaluate and implement protective measures, we cannot assure you that these efforts will be successful. Lynch Systems' inability to protect its intellectual property rights could diminish or eliminate the competitive advantages that it derives from its technology, cause Lynch Systems to lose sales or otherwise harm its business.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

            This prospectus and documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are not historical facts, but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as "anticipates," "expects,"
"intends," "plans," "believes," "seeks," "estimates," and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include

                                       15

fluctuating demand for capital goods such as large glass presses, delay in the recovery of demand for components used by telecommunications infrastructure manufacturers and exposure to foreign economies. Important information regarding risks and uncertainties is also set forth elsewhere in this document, including in those described in "Risk Factors" beginning on page 5, as well as elsewhere in this prospectus and in documents incorporated by reference into this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus or as of the date of any document incorporated by reference into this prospectus. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or the date of any document incorporated into this prospectus or to reflect the occurrence of unanticipated events.

            You are also urged to carefully review and consider the various disclosures made by us in this document, as well as in our periodic reports on
Forms 10-K, 10-Q and 8-K, filed with the Securities and Exchange Commission.

            We make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, if any.

            We also make this information available on our website at
WWW.LYNCHCORP.COM.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

            Our authorized capital consists of 10,000,000 common shares with a par value of $.0.01 per share. As of ___________, 2005, there were approximately
1,649,834 common shares issued and outstanding. Additionally, there were _______
common shares reserved for issuance upon exercise of options granted or to be granted pursuant our 2001 Equity Incentive Plan. The holders of our common shares are entitled to one vote for each common share held of record on all matters to be voted on by shareholders. The holders of our common shares are entitled to receive such dividends, if any, as may be declared by the Board of
Directors in its discretion out of funds legally available. Upon liquidation or dissolution of the Company, the holders of our common shares are entitled to receive on a pro rata basis all assets remaining for distribution to shareholders after the payment of debts and liquidation preferences on any capital stock. Our common shares have no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such common shares.

            The Company's Transfer Agent and Registrar is Mellon Investor
Services LLC.

                                 USE OF PROCEEDS

            If all of the rights are exercised in full at $_______ per share, we would receive net cash proceeds of approximately $_______ million, after payment of fees and expenses. No discount or commission is payable in connection with any such exercise.

            The funds, if any, received upon exercise of the rights will be used for general corporate purposes, working capital and to make acquisitions, although the Company has not identified any specific acquisitions at this time.

                                       16

                               THE RIGHTS OFFERING

            Our Board of Directors has proposed that we raise equity capital through this offering to all of our shareholders. Through this prospectus, we are offering common shares that rights holders may purchase upon exercising their subscription rights.

SUBSCRIPTION RIGHTS

            BASIC SUBSCRIPTION PRIVILEGE. We will distribute to the holders of record of our common shares, at the close of business on ___________, 2005, at no charge, one transferable subscription right for each common share owned. The subscription rights will be evidenced by Subscription Certificates. Every three such rights will entitle the holder to subscribe for one common share. Assuming that all rights are exercised, including those that may be exercised as a result of the oversubscription privilege, an aggregate of approximately 549,945 common shares will be sold. We will deliver to subscribers certificates representing common shares purchased through the exercise of the basic subscription privilege as soon as practicable after the corresponding rights have been validly exercised and full payment for such common shares has been received and has cleared. You are not required to exercise any or all of your subscription rights.

            If, pursuant to the exercise of subscription rights, the number of common shares that a rights holder would be entitled to receive would result in receipt of fractional shares, the aggregate number of common shares issued to such rights holder will be rounded up to the nearest whole number. Rights holders will not receive cash in lieu of fractional shares.

            OVER-SUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each subscription right will include an over-subscription privilege to purchase additional common shares that are not purchased by other rights holders pursuant to the other rights holders' basic subscription privileges. A rights holder will be entitled to exercise its over-subscription privilege only if it exercises its basic subscription privilege in full. If the number of common shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all requests for common shares pursuant to over-subscription privileges, you will be allocated additional common shares pro-rata, based on the number of common shares you purchased through the basic subscription privilege in proportion to the total number of common shares that you and other over-subscribing shareholders purchased through the basic subscription privilege.

            If you wish to exercise your over-subscription privilege, you should indicate the number of additional common shares that you would like to purchase in the space provided on your Subscription Certificate. When you send in your
Subscription Certificate, you must also send the full purchase price for the number of additional common shares that you have requested to purchase (in addition to the payment due for common shares purchased through your basic subscription privilege). If the number of common shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all requests for common shares pursuant to over-subscription privileges, you will be allocated additional common shares pro-rata (subject to elimination of fractional common shares), based on the number of common shares you purchased through the basic subscription privilege in proportion to the total number of common shares that you and other over-subscribing shareholders purchased through the basic subscription privilege. However, if your pro-rata allocation exceeds the number of common shares you requested on your Subscription Certificate, then you will receive only the number of common shares that you requested, and the

                                       17

remaining common shares from your pro-rata allocation will be divided among other rights holders exercising their over-subscription privileges.

            As soon as practicable after the expiration date, Mellon Investor
Services LLC, acting as our subscription agent, will determine the number of common shares that you may purchase pursuant to the over-subscription privilege.
You will receive certificates representing these common shares as soon as practicable after the expiration date and after all pro-rations and adjustments have been effected. If you request and pay for more common shares than are allocated to you, we will refund that overpayment, without interest. In connection with the exercise of the over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised, and the number of common shares that are being requested through the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

SUBSCRIPTION PRICE

            Three subscription rights plus $______ entitles the holder to purchase one common share. The per share price represents a discount of ____ %
from [the closing sale price of our common shares on ____ __, 2005] [the average of the closing sales prices of our common shares over the __-trading day period ending _____ __, 2005]. The subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value. No change will be made to the cash subscription price by reason of changes in the trading price of our common shares prior to the closing of this offering.

DETERMINATION OF SUBSCRIPTION PRICE

            Our Board of Directors set all of the terms and conditions of this offering, including the subscription price. In establishing the subscription price, our Board of Directors considered the following factors:

            o   strategic alternatives for capital raising,
            o   the market price of our common shares,
            o   the pricing of similar transactions,
            o   the amount of proceeds desired,
            o   our business prospects,
            o   our recent and anticipated operating results, and
            o   general conditions in the securities markets.

            We determined the subscription price after taking into account the preceding factors. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering.
You should not consider the subscription price as an indication of the value of our company or our common shares. We cannot assure you that you will be able to sell common shares purchased during this offering at a price equal to or greater than the subscription price. On _________, 2005, the closing sale price of our common shares was $_____ per share.

                                       18

EXPIRATION DATE, EXTENSIONS AND TERMINATION

            You may exercise your subscription right at any time before 5:00
p.m., New York City time, on __________, 2005, the expiration date for this offering. However, we may extend the offering period for exercising your subscription rights from time to time in our sole discretion, but in no event by more than 15 additional days. If you do not exercise your subscription rights before the expiration date, your unexercised subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the expiration date, regardless of when you transmitted the documents, unless you have timely transmitted the documents under the guaranteed delivery procedures described below.

            We have the sole discretion to extend the expiration date from time to time by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration of this offering, we will issue a press release announcing the extension no later than
9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

WITHDRAWAL AND AMENDMENT

            We reserve the right to withdraw or terminate this offering at any time for any reason. In the event that this offering is withdrawn or terminated, all funds received from subscriptions by shareholders will be returned. Interest will not be payable on any returned funds.

            We reserve the right to amend the terms of this offering. If we make an amendment that we consider material, we will:

            o   mail notice of the amendment to all shareholders of record as of the record date;
            o   extend the expiration date by at least 10 days; and
            o   offer all subscribers no less than 10 days to revoke any
                subscription already submitted.

            The extension of the expiration date will not, in and of itself, be treated as a material amendment for these purposes.

INTENTIONS OF THE COMPANY'S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS

            Our officers, directors and certain of their affiliates have advised us that they expect to exercise the basic subscription privilege under their rights and may exercise their oversubscription privilege.

METHOD OF SUBSCRIPTION - EXERCISE OF SUBSCRIPTION RIGHTS

            You may exercise your subscription rights by delivering the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on ______________, 2005, the date on which the rights expire:

            o   your properly completed and executed Subscription Certificate with any required signature guarantees or other supplemental documentation; and
            o   your full subscription price payment for each common share subscribed for under your basic subscription privilege and your over-subscription privilege.

                                       19

            You should read and follow the Instructions for Use of Lynch
Corporation Subscription Certificates carefully.

SIGNATURE GUARANTEE MAY BE REQUIRED

            Your signature on each Subscription Certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange or a member of the National Association of Securities
Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

            o   your Subscription Certificate provides that common shares are to be delivered to you as record holder of those subscription rights; or
            o   you are an eligible institution.

DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

            You should deliver your Subscription Certificate and payment of the subscription price or, if applicable, Notice of Guaranteed Delivery for
Subscription Certificates, to the subscription agent by mail, by overnight courier or by hand to:

BY UNITED STATES MAIL DELIVERY:         BY OVERNIGHT COURIER:                            BY HAND:
------------------------------          --------------------                             -------
Mellon Investor Services LLC        Mellon Investor Services LLC               Mellon Investor Services LLC
Post Office Box 3301                85 Challenger Road - Mail Drop - Reorg     120 Broadway, 13th Floor
South Hackensack, NJ 07606          Ridgefield Park, NJ 07660                  New York, NY 10271
Attn: Reorganization Department     Attn: Reorganization Department            Attn: Reorganization Department

            You are responsible for the method of delivery of your Subscription
Certificate(s) with your subscription price payment to the subscription agent.
If you send your Subscription Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time this offering expires.

            DO NOT SEND YOUR SUBSCRIPTION CERTIFICATE(S) AND SUBSCRIPTION PRICE
PAYMENT TO THE COMPANY. Your delivery to an address other than the address set forth above will not constitute valid delivery.

METHOD OF PAYMENT

            Your payment of the subscription price must be made in U.S. dollars for the full number of common shares you are subscribing (or over-subscribing)
for by either bank draft (cashier's check) or certified check drawn upon a U.S.
bank or money order payable to the subscription agent.

                                       20

PLEASE NOTE THAT COMMON SHARES MAY NOT BE PAID FOR BY UNCERTIFIED PERSONAL
CHECK.

RECEIPT OF PAYMENT

            Your payment will be considered received by the subscription agent only upon receipt by the subscription agent of a certified check or bank draft drawn upon a U.S. bank or a money order.

CALCULATION OF SUBSCRIPTION RIGHTS EXERCISED

            If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.

YOUR FUNDS WILL BE HELD BY THE SUBSCRIPTION AGENT UNTIL COMMON SHARES ARE ISSUED

            The subscription agent will hold your payment of the subscription price payment in a segregated account with other payments received from other rights holders until we issue your common shares to you. If this offering is not completed, or we do not apply your full subscription price payment to your purchase of common shares, the subscription agent will return promptly, without interest, all excess subscription payments.

NO REVOCATION

            Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of this offering will expire.

TRANSFERABILITY OF RIGHTS

            The rights are transferable until the last business day prior to the expiration date. A business day is a day on which the American Stock Exchange trades. We have applied to list the rights and expect to be authorized for trading of the rights on the American Stock Exchange. Any commissions in connection with the sale of rights will be paid by the selling rights holder. We cannot assure that a market for the rights will develop, or the prices at which rights may be sold if a market does develop.

            You may transfer all of the rights, including over-subscription rights, evidenced by a single Subscription Certificate by signing the
Subscription Certificate for transfer in accordance with the appropriate form printed on the Subscription Certificate. You may transfer a portion of the rights, including over-subscription rights, evidenced by a single Subscription
Certificate by delivering to Mellon Investor Services LLC the Subscription
Certificate properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new Subscription Certificate to the transferee covering the transferred rights.
In that event and by appropriate written instructions, you may elect to receive a new Subscription Certificate covering the rights you did not transfer.

                                       21

            If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for:

            o   the transfer instructions to be received and processed by Mellon
                Investor Services LLC;
            o   new Subscription Certificates to be issued and transmitted; and
            o   the rights evidenced by the new Subscription Certificates to be exercised or sold by the intended recipients.

            It may require from two to 10 business days, or more, to complete transfers of rights, depending upon how you deliver the Subscription Certificate and payment and the number of transactions you request. Neither the Company nor the subscription agent will be liable to you or any transferee of rights if
Subscription Certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

            If you exercise or sell rights in part, a new Subscription
Certificate for the remaining rights will be issued to you only if the subscription agent receives a properly endorsed Subscription Certificate from you no later than 5:00 p.m., Eastern Time, on the fifth business day prior to the expiration date. The subscription agent will not issue new Subscription
Certificates for partially exercised or sold Subscription Certificates submitted after that time and date. If you do submit a Subscription Certificate after that time and date, you will not be able to exercise the unexercised or unsold rights.

            Unless you make other arrangements with the subscription agent, a new Subscription Certificate issued after 5:00 p.m., Eastern Time, on the fifth business day before the expiration date will be held for pick-up by you at:

                               ------------------

            If you request a reissuance of a Subscription Certificate, the delivery of that document will be at your risk.

            You, and not the Company or the subscription agent, will be responsible for paying any commissions, fees and other expenses, including brokerage commissions and transfer taxes, that you may incur in the purchase, sale or exercise of rights.

ISSUANCE OF SHARE CERTIFICATES

            Share certificates for common shares purchased in this offering will be issued as soon as practicable after the expiration date. Our subscription agent will deliver subscription payments to us only after consummation of this offering and the issuance of share certificates to our shareholders that exercised rights. Unless you instruct otherwise in your Subscription Certificate form, common shares purchased by the exercise of subscription rights will be registered in the name of the person exercising the rights.

                                       22

GUARANTEED DELIVERY PROCEDURES

            If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the Subscription Certificate evidencing your rights to the subscription agent on or before the time your subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

            o   deliver your subscription price payment in full for each common share you subscribed for under your subscription privileges in the manner set forth in "Method of Payment" to the subscription agent on or prior to the expiration date;
            o   deliver the form entitled Notice of Guaranteed Delivery for
                Subscription Certificates, substantially in the form provided with the Instructions as to Use of Lynch Corporation
                Subscription Certificates distributed with your Subscription
                Certificates, at or prior to the expiration date; and
            o   deliver the properly completed Subscription Certificate
                evidencing your rights being exercised and the related nominee holder certification, if applicable, with any required
                signatures guaranteed, to the subscription agent within three business days following the date of your Notice of Guaranteed
                Delivery for Subscription Certificates.

            Your Notice of Guaranteed Delivery for Subscription Certificates
must be delivered in substantially the same form provided with the Instructions as to Use of Lynch Corporation Subscription Certificates, which will be distributed to you with your Subscription Certificate. Your Notice of Guaranteed
Delivery for Subscription Certificates must come from an eligible institution, or other eligible guarantee institutions which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

            In your Notice of Guaranteed Delivery for Subscription Certificates,
you must state:

            o   your name;
            o   the number of subscription rights represented by your
                Subscription Certificates and the number of common shares you are subscribing (and over-subscribing) for; and
            o   your guarantee that you will deliver to the subscription agent any Subscription Certificates evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed
                Delivery for Subscription Certificates.

            You may deliver your Notice of Guaranteed Delivery for Subscription
Certificates to the subscription agent in the same manner as your Subscription
Certificates at the address set forth above under "Delivery of Subscription
Materials and Payment." On the last day of the guarantee period ONLY, you may transmit your Notice of Guaranteed Delivery for Subscription Certificates to the
subscription agent via facsimile transmission (Facsimile No.: 201-296-4293). ALL
FACSIMILE DELIVERIES MUST BE CONFIRMED. To confirm facsimile deliveries, you must call 201-296-4860.

            Please call the information agent to request any additional copies of the form of Notice of Guaranteed Delivery for Subscription Certificates you
may need.

                                       23

DETERMINATIONS REGARDING THE EXERCISE OF YOUR SUBSCRIPTION RIGHTS

            We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your subscription rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. In such event, we will treat any identical defects or irregularities the same way for all shareholders. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

            Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of
Subscription Certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of this offering or in proper form. We will also not accept your exercise of rights if our issuance of common shares to you could be deemed unlawful under applicable law or is materially burdensome to us.

            If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not, however, be allowed to cure any defect later than 5:00 p.m., New York City time, on ________________, 2005. We will not consider an exercise to be made until all defects have been cured or waived.

NOTICE TO BANKERS, TRUSTEES OR OTHER DEPOSITARIES

            If you are a broker, a trustee or a depositary for securities who holds common shares for the account of others at the close of business on the record date, you should notify the respective beneficial owners of such common shares of this offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to the subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Subscription Certificates and submit them to the subscription agent with the proper payment. If you hold common shares for the accounts of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common shares on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled Nominee Holder
Certification which we will provide to you with your offering materials.

NOTICE TO BENEFICIAL OWNERS

            If you are a beneficial owner of our common shares or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common shares directly and would prefer to have your broker, custodian bank or other nominee exercise your subscription rights, you should contact your nominee and request it to effect the transaction for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled Beneficial Owner Election Form. You should receive this form from your

                                       24

broker, custodian bank or other nominee with the other offering materials. If you wish to obtain a separate Subscription Certificate, you should contact the nominee as soon as possible and request that a separate Subscription Certificate be issued to you.

COMMON SHARES OUTSTANDING AFTER THIS OFFERING

            Upon the issuance of the common shares offered in this offering
(assuming that all of the subscription rights are exercised), 2,199,779 common shares will be issued and outstanding. This would represent an approximate 33%
increase in the number of outstanding common shares. If only 10% or 50% of the subscription rights are exercised, then 1,704,829 and 1,924,807 common shares will be issued and outstanding, respectively, which represents an approximate 3%
and 17% increase in the number of outstanding common shares, respectively.

SUBSCRIPTION AGENT

            We have appointed Mellon Investor Services LLC as subscription agent for this offering. We will pay the fees and certain expenses of the subscription agent, which we estimate will total approximately $__________. Under certain circumstances, we may indemnify the subscription agent from certain liabilities that may arise in connection with this offering.

INFORMATION AGENT

            We have appointed Mellon Investor Services LLC as information agent for this offering. We will pay the fees and certain expenses of the information agent, which we estimate will total approximately $__________. Under certain circumstances, we may indemnify the information agent from certain liabilities that may arise in connection with this offering.

FEES AND EXPENSES

            Other than for fees charged by the information agent and the subscription agent, you are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither we, the information agent nor the subscription agent will pay such expenses.

NO BOARD RECOMMENDATION

            An investment in our common shares must be made according to each investor's evaluation of its own best interests. Accordingly, our Board of
Directors makes no recommendation to rights holders regarding whether they should exercise their subscription rights. Our officers, directors and certain of their affiliates have advised us that they expect to exercise the basic subscription privilege under their rights and may exercise their oversubscription privilege.

IF YOU HAVE QUESTIONS ABOUT EXERCISING RIGHTS

            If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or other forms related to this offering, you should contact the information agent at the following address and telephone number:

                                       25

BY UNITED STATES MAIL DELIVERY:         BY OVERNIGHT COURIER:                            BY HAND:
------------------------------          --------------------                             -------
Mellon Investor Services LLC        Mellon Investor Services LLC               Mellon Investor Services LLC
Post Office Box 3301                85 Challenger Road - Mail Drop - Reorg     120 Broadway, 13th Floor
South Hackensack, NJ 07606          Ridgefield Park, NJ 07660                  New York, NY 10271
Attn: Reorganization Department     Attn: Reorganization Department            Attn: Reorganization Department

                      Toll Free Telephone: (866) 340-1578
                Direct Line for Banks and Brokers: (201) 373-5156

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

            The following discussion is a summary of the material U.S. federal income tax consequences of (i) the dividend by us of subscription rights to holders of common shares that hold such common shares as a capital asset for federal income tax purposes, and (ii) the exercise of such rights. This discussion is based on laws, regulations, rulings and decisions in effect on the date of this prospectus, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate
(other than a foreign estate), and any trust so long as a court within the
United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes an estate is classified as a "foreign estate" based on the location of the estate assets, the country of the estate's domiciliary administration, and the nationality and residency of the domiciliary's personal representative.

            This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code of 1986, as amended, including holders of options or warrants, holders who are dealers in securities or foreign currency, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common shares as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired common shares pursuant to the exercise of compensatory share options or warrants or otherwise as compensation.

            We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the distribution of the rights or the related share issuance.
The following summary does not address the tax consequences of the distribution of the rights or the related share issuance under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX
ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION OF
THE RIGHTS OR THE RELATED COMMON SHARE ISSUANCE TO SUCH HOLDER.

                                       26

            The federal income tax consequences for a holder of common shares on the receipt of subscription rights and the exercise of such rights are as follows:

            o   A holder will not recognize taxable income for federal income tax purposes in connection with the receipt of subscription rights.

            o   Except as provided in the following sentence, the tax basis of the subscription rights received by a holder will be zero. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common shares with respect to which the subscription rights are
                received or (ii) the holder irrevocably elects, by attaching a statement to its federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of such common shares to the subscription rights, then upon exercise of the subscription rights, the holder's tax basis in the common shares will be allocated
                between the common shares and the subscription rights in
                proportion to their respective fair market values on the date the subscription rights are distributed. A holder's holding period for the subscription rights received will include the holder's holding period for the common shares with respect to which the subscription rights were received. We believe that the fair market value of the subscription rights will not exceed 15%
                of the fair market value of the common shares to which the subscription rights relate.

            o   A holder that allows the subscription rights received to expire will not recognize any gain or loss, and the tax basis of the common shares owned by such holder with respect to which such subscription rights were distributed will be equal to the tax basis of such common shares immediately before the receipt of the subscription rights.

            o   A holder will not recognize any gain or loss upon the exercise of the subscription rights.

            o   The tax basis of the common shares acquired through exercise of the subscription rights will equal the sum of the subscription price for the common shares and the holder's tax basis, if any, in the subscription rights as described above.

            o   The holding period for the common shares acquired through
                exercise of the subscription rights will begin on the date the subscription rights are exercised.

                              PLAN OF DISTRIBUTION

            We are offering our common shares underlying the rights directly to you. We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in this offering and no commissions, fees or discounts will be paid in connection with this offering.
Mellon Investor Services LLC is acting as our subscription agent to effect the exercise of the rights and the issuance of the underlying common shares.
Therefore, we anticipate that our officers' and employees' role will be limited to:

            o   Responding to inquiries of potential purchasers, provided the response is limited to information contained in the registration statement of which this prospectus is a part; and
            o   Ministerial and clerical work involved in effecting transactions pertaining to the sale of common shares underlying the rights.

                                       27

            We intend to distribute and deliver this prospectus by hand or by mail only, and not by electronic delivery. Also, we intend to use printed prospectuses only, and not any other forms of prospectus.

            We have distributed to the holders of record of our common shares, at the close of business on __________, 2005, at no charge, one transferable subscription right for each common share they own. Every three such rights will entitle the holder thereof to subscribe for a right to purchase one of our common shares at a subscription price of $_____ per share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. We will not distribute any fractional common shares or pay cash in lieu of fractional common shares, but will round up the aggregate number of common shares you are entitled to receive to the nearest whole number.

            We do not expect that all of our shareholders will exercise all of their basic subscription privileges. By extending over-subscription privileges to our shareholders, we are providing shareholders that exercise all of their basic subscription privileges with the opportunity to purchase those common shares that are not purchased by other shareholders.

            If you wish to exercise your over-subscription privilege, you should indicate the number of additional common shares that you would like to purchase in the space provided on your Subscription Certificate. When you send in your
Subscription Certificate, you must also send the full purchase price for the number of additional common shares that you have requested to purchase (in addition to the payment due for common shares purchased through your basic subscription privilege). If the number of common shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all requests for common shares pursuant to over-subscription privileges, you will be allocated additional common shares pro-rata (subject to elimination of fractional common shares), based on the number of common shares you purchased through the basic subscription privilege in proportion to the total number of common shares that you and other over-subscribing shareholders purchased through the basic subscription privilege. However, if your pro-rata allocation exceeds the number of common shares you requested on your Subscription Certificate, then you will receive only the number of common shares that you requested, and the remaining common shares from your pro-rata allocation will be divided among other rights holders exercising their over-subscription privileges.

            As soon as practicable after the expiration date, Mellon Investor
Services LLC, acting as our subscription agent, and we will determine the number of common shares that you may purchase pursuant to the over-subscription privilege. You will receive certificates representing these common shares as soon as practicable after the expiration date. If you request and pay for more common shares than are allocated to you, we will refund that overpayment, without interest. In connection with the exercise of the over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised, and the number of common shares that are being requested through the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

            We will pay Mellon Investor Services LLC, as the information agent, a fee of approximately $______ plus expenses, and as the subscription agent, a fee of approximately $________ plus expenses, for its services in connection

                                       28

with this offering. We also have agreed to indemnify, under certain circumstances, Mellon Investor Services LLC, in its capacity as information agent and subscription agent, from any liability it may incur in connection with this offering.

            Our common shares issued upon the exercise of subscription rights will be listed on the American Stock Exchange under the symbol "LGL," the same symbol under which our currently outstanding common shares now trade.

                                  LEGAL MATTERS

            The validity of the common shares offered hereby has been passed upon by Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65
East 55th Street, New York, New York 10022.

                                     EXPERTS

            Ernst & Young, LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this registration statement.  Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young, LLP's report, given on their authority as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

            This prospectus is accompanied by a copy of our latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                       WHERE YOU CAN FIND MORE INFORMATION

            We have filed a registration statement on Form S-2 with the SEC for our common shares offered in this offering. This prospectus does not contain all the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

            The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

            Our common shares are listed on the American Stock Exchange and our reports and other information about us may also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.
Additional information about us is available over the Internet at our web site at WWW.LYNCHCORP.COM.

                                       29

                           INCORPORATION BY REFERENCE

            The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;
(2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;
(3) Our Current Report on Form 8-K/A filed on January 3, 2005;
(4) Our Current Report on Form 8-K filed on January 4, 2005;
(5) Our Current Report on Form 8-K filed on April 29, 2005;
(6) Our Current Report on Form 8-K filed on May 16, 2005.

            You may request a copy of these filings (excluding the exhibits to such filings that we have not specifically incorporated by reference in such filings) at no cost, by writing or telephoning us as follows:

                                Lynch Corporation
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830
                              Attention: Secretary
                                 (203) 622-1150

                                       30

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
-------     -------------------------------------------

            The following table sets forth the various expenses that will be paid by us in connection with the securities being registered. With the exception of the Securities and Exchange Commission ("SEC") registration fee and the American Stock Exchange ("AMEX") listing fee, all amounts shown are estimates.

SEC registration fee.............................................. $ *
AMEX listing fee.................................................. $ *
Printing and engraving............................................ $ *
Legal fees and expenses (including Blue Sky fees)................. $ *
Accounting Fees and Expenses...................................... $ *
Miscellaneous..................................................... $ *
Subscription Agent................................................ $ *
Information Agent................................................. $ *
                                                                  --------------
            Total................................................. $ *

----------
* To be supplied by amendment

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------     -----------------------------------------

            Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

            Article VI, Section 6.2 of Registrant's Restated Articles of
Incorporation provides that to the extent not inconsistent with applicable law, every director and officer shall be indemnified by Registrant against all liability and reasonable expense that may be incurred by such director or officer in connection with or resulting from any claim, (i) if such director or officer is wholly successful with respect to the claim, or (ii) if not wholly successful, then if such director or officer is determined to have acted in good faith, in what the director or officer reasonably believed to be the best interests of Registrant or at least not opposed to its best interest and, in addition, with respect to any criminal claim is determined to have had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful. The termination of any claim, by judgment, order, settlement (whether with or without court approval), or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that a director or officer did not meet the standards of conduct set forth in clause (ii) hereof. For a more detailed description, reference is made to Article VI, Section 6.2 of the Registrant's
Restated Articles of Incorporation filed as Exhibit 3(a) hereto which contains certain indemnification provisions pursuant to authority contained in the
Indiana Business Corporation Law.

            Registrant's directors and officers are also covered under
Registrant's directors and officers insurance policy up to a maximum of $10 million.

                                      II-1

            Insofar as indemnification for liabilities arising under the
Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

            The following sections of Chapter 37 of the Indiana Business
Corporation Law provide as follows:

Section 23-1-37-8  Permissive Indemnification

            (a) A corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

            (1) the individual's conduct was in good faith; and

            (2) the individual reasonably believed:

                  (A) in the case of conduct in the individual's official
capacity with the corporation, that the individual's conduct was in its best interests; and

                  (B) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

            (3) in the case of any criminal proceeding, the individual either:

                  (A) had reasonable cause to believe the individual's conduct was lawful; or

                  (B) had no reasonable cause to believe the individual's
conduct was unlawful.

            (b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a)(2)(B).

            (c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

Section 23-1-37-9  Mandatory Indemnification

            Unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 23-1-37-10  Advance Indemnification

            (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

                                      II-2

            (1) the director furnishes the corporation a written affirmation of the director's good faith belief that the director has met the standard of conduct described in section 8 of this chapter;

            (2) the director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct;
and

            (3) a determination is made that the facts then known to those making the determination would not preclude indemnification under this chapter.

            (b) The undertaking required by subsection (a)(2) must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

            (c) Determinations and authorizations of payments under this section shall be made in the manner specified in section 12 of this chapter.

Section 23-1-37-11  Application for Indemnification

            Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines:

            (1) the director is entitled to mandatory indemnification under section 9 of this chapter, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; or

            (2) the director is fairly and reasonably entitled to
indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 8 of this chapter.

Section 23-1-37-12  Procedure for Determining Indemnification

            (a) A corporation may not indemnify a director under section 8 of this chapter unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in section 8 of this chapter.

            (b) The determination shall be made by any one (1) of the following procedures:

                  (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding.

                  (2) If a quorum cannot be obtained under subdivision (1), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two
(2) or more directors not at the time parties to the proceeding.

                  (3) By special legal counsel:

                                      II-3

                        (A) selected by the board of directors or its committee
in the manner prescribed in subdivision (1) or (2); or

                        (B) if a quorum of the board of directors cannot be
obtained under subdivision (1) and a committee cannot be designated under subdivision (2), selected by majority vote of the full board of directors (in which selection directors who are parties may participate).

                  (4) By the shareholders, but common shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

            (d) Authorization of indemnification and evaluation as to
reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection
(b)(3) to select counsel.

Section 23-1-37-13  Indemnification of Officers, Agents and Employees

            Unless a corporation's articles of incorporation provide otherwise:

            (1) an officer of the corporation, whether or not a director, is entitled to mandatory indemnification under section 9 of this chapter, and is entitled to apply for court-ordered indemnification under section 11 of this chapter, in each case to the same extent as a director;

            (2) the corporation may indemnify and advance expenses under this chapter to an officer, employee, or agent of the corporation, whether or not a director, to the same extent as to a director; and

            (3) a corporation may also indemnify and advance expenses to an officer, employee, or agent, whether or not a director, to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Section 23-1-37-14  Insurance

            A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, member, manager, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, member, manager, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under section 8 or 9 of this chapter. The:

            (1) corporation may purchase insurance under this section from; and

            (2) insurance purchased under this section may be reinsured in whole or in part by;

an insurer that is owned by or otherwise affiliated with the corporation whether the insurer does or does not do business with other persons.

                                      II-4

Section 23-1-37-15  Indemnification Under Chapter Not Exclusive

            (a) The indemnification and advance for expenses provided for or authorized by this chapter does not exclude any other rights to indemnification and advance for expenses that a person may have under:

            (1) a corporation's articles of incorporation or bylaws;

            (2) a resolution of the board of directors or of the shareholders;
or

            (3) any other authorization, whenever adopted, after notice, by a majority vote of all the voting common shares then issued and outstanding.

            (b) If the articles of incorporation, bylaws, resolutions of the board of directors or of the shareholders, or other duly adopted authorization of indemnification or advance for expenses limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles, bylaws, resolution of the board of directors or of the shareholders, or other duly adopted authorization of indemnification or advance for expenses.

            (c) This chapter does not limit a corporation's power to pay or reimburse expenses incurred by a director, officer, employee, or agent in connection with the person's appearance as a witness in a proceeding at a time when the person has not been made a named defendant or respondent to the proceeding.

ITEM 16.                   EXHIBITS.
-------                    --------

  EXHIBIT
    NO.                                 DESCRIPTION
-----------                             -----------
     3(a)         Restated Articles of Incorporation of the Company
                  (incorporated by reference to Exhibit 3(a) to the Company's
                  Annual Report on Form 10-K for the period ended December 31,
                  2004).
      (b)         Articles of Amendment of the Articles of Incorporation of the
                  Company (incorporated by reference to Exhibit 3(b) to the
                  Company's Annual Report on Form 10-K for the period ended
                  December 31, 2004).
      (c)         By-laws of the Company (incorporated by reference to Exhibit
                  3.1 to the Company's Current Report on Form 8-K dated December
                  22, 2004).
     5**          Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
    10(a)         Lynch Corporation 401(k) Savings Plan (incorporated by
                  reference to Exhibit 10(b) to the Company's Annual Report on
                  Form 10-K for the period ended December 31, 1995).
      (b)         Directors Stock Plan (incorporated by reference to Exhibit
                  10(o) to the Company's Form 10-K for the year ended December
                  31, 1997).
      (c)         Lynch Corporation 2001 Equity Incentive Plan adopted December
                  10, 2001 (incorporated by reference to Exhibit 10(y) to the
                  Company's Form 10-K for the year ended December 31, 2001).
      (d)         Amended and Restated Credit Agreement by and between Lynch
                  Systems, Inc. and SunTrust Bank dated as of June 10, 2002
                  (incorporated by reference to Exhibit 10(z) to the Company's
                  Form 10-K for the year ended December 31, 2002).

                                      II-5

      (e)         Unlimited Continuing Guaranty Agreement by Guarantor, Lynch
                  Corporation, dated June 10, 2002 (incorporated by reference to
                  Exhibit 10(aa) to the Company's Form 10-K for the year ended
                  December 31, 2002).
      (f)         First Amendment and Waiver to Amended and Restated Credit
                  Agreement between Lynch Systems, Inc. and SunTrust Bank dated
                  May 30, 2003 (incorporated by reference to Exhibit 10(ee) to the Company's Form 10-Q for the period ending June 30, 2003).
      (g)         Term Loan Promissory Note between Lynch Systems, Inc. and
                  SunTrust Bank dated August 4, 2003 (incorporated by reference to Exhibit 10(ff) to the Company's Form 10-Q for the period ending June 30, 2003).
      (h)         Second Amendment to Security Deed and Agreement dated August
                  4, 2003 between Lynch Systems, Inc. and SunTrust Bank
                  (incorporated by reference to Exhibit 10(gg) to the Company's
                  Form 10-Q for the period ending June 30, 2003).
      (i)         Mortgage dated October 21, 2002 by Mortgagor, Mtron
                  Industries, Inc., to Mortgagee, Yankton Area Progressive
                  Growth, Inc. (incorporated by reference to Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the year ended
                  December 31, 2003).
      (j)         Promissory Note between Mtron Industries, Inc. and Yankton
                  Area Progressive Growth, Inc., dated October 21, 2002
                  (incorporated by reference to Exhibit 10(ii) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (k)         Standard Loan Agreement by and between Mtron Industries, Inc.
                  and Areawide Business Council, Inc., dated October 10, 2002 and Exhibits thereto (incorporated by reference to Exhibit
                  10(jj) to the Company's Annual Report on Form 10-K for the
                  year ended December 31, 2003).
      (l)         Loan Agreement by and between Mtron Industries, Inc. and South
                  Dakota Board of Economic Development, dated December 19, 2002
                  (incorporated by reference to Exhibit 10(kk) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (m)         Promissory Note between Mtron Industries, Inc. and South
                  Dakota Board of Economic Development, dated December 19, 2002
                  (incorporated by reference to Exhibit 10(ll) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (n)         Employment Agreement by and between Mtron Industries, Inc. and
                  South Dakota Board of Economic Development, dated December 19,
                  2002 (incorporated by reference to Exhibit 10(mm) to the
                  Company's Annual Report on Form 10-K for the year ended
                  December 31, 2003).
      (o)         Loan Agreement by and among Mtron Industries, Inc., Piezo
                  Technology, Inc. and First National Bank of Omaha
                  (incorporated by reference to Exhibit 10.1 to the Company's
                  Current Report on Form 8-K dated October 20, 2004).
      (p)         Unconditional Guaranty for Payment and Performance with First
                  National Bank of Omaha (incorporated by reference to Exhibit
                  10.2 to the Company's Current Report on Form 8-K dated October
                  20, 2004).
      (q)         Registration Rights Agreement by and between the Company and
                  Venator Merchant Fund, L.P. dated October 15, 2004
                  (incorporated by reference to Exhibit 10.4 to the Company's
                  Current Report on Form 8-K dated October 20, 2004).
    13(a)         Annual Report to Shareholders for the year ended December 31,
                  2004.
      (b)         Form 10-Q for the quarter ended March 31, 2005.
    23*           Consent of Independent Registered Public Accounting Firm -
                  Ernst & Young LLP.

                                      II-6

    24*           Powers of Attorney.
    99(a)**       Form of Instructions for Use of Lynch Corporation Subscription
                  Certificates.
      (b)**       Form of Notice of Guaranteed Delivery for Subscription
                  Certificates.
      (c)**       Form of Letter to Shareholders.
      (d)**       Form of Letter to Securities Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
      (e)**       Form of Letter to Clients of Security Holders Who Are
                  Beneficial Holders.
      (f)**       Form of Nominee Holder Certification Form.
      (g)**       Beneficial Owner Election Form.
      (h)**       Substitute Form W-9 (including Guidelines for Certification of
                  Taxpayer Identification Number on Substitute Form W-9).
      (i)**       Form of Subscription and Information Agent Agreement between
                  Lynch Corporation and Mellon Investor Services LLC.

----------
*  Filed herewith
** To be filed by amendment

ITEM 17.    UNDERTAKINGS.
-------     ------------

(a)         The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)   to include any prospectus required by Section 10(a)(3)
                        of the Securities Act of 1933;

                  (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement
                        (or the most recent post-effective amendment thereof)
                        which, individually or in the aggregate, represent a
                        fundamental change in the information set forth in the
                        registration statement. Notwithstanding the foregoing,
                        any increase or decrease in volume of securities offered
                        (if the total dollar value of securities offered would
                        not exceed that which was registered) and any deviation
                        from the low or high end of the estimated maximum
                        offering range may be reflected in the form of
                        prospectus filed with the Commission pursuant to Rule
                        424(b) if, in the aggregate, the changes in volume and
                        price represent no more than 20 percent change in the
                        maximum aggregate offering price set forth in the
                        "Calculation of Registration Fee" table in the effective
                        registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the
                        registration statement or any material change to such
                        information in the registration statement;

(2)         That, for the purpose of determining any liability under the
            Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                      II-7

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e)         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or
            Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h)         Insofar as indemnification for liabilities arising under the
            Securities Act, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the
            Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      II-8

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut on the 30th day of
June, 2005.

                                              LYNCH CORPORATION

                                              By: /s/Eugene C. Hynes
                                                  ------------------------------
                                                  Eugene C. Hynes
                                                  Vice President

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Ferrara and Eugene Hynes as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the
Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

=======================================================

       SIGNATURE                                      TITLE                                          DATE
       ---------                                      -----                                          ----

/s/ John C. Ferrara                     Chief Executive Officer and Director                    June 29, 2005
---------------------------
John C. Ferrara                         (Principal Executive Officer)

/s/ Eugene Hynes                        Vice President, Treasurer and Secretary                 June 29, 2005
---------------------------
Eugene Hynes                            (Principal Financial and Accounting Officer)

/s/ Marc Gabelli                        Chairman of the Board of Directors                      June 30, 2005
---------------------------
Marc Gabelli

/s/ E. Val Cerutti                      Director                                                June 29, 2005
---------------------------
E. Val Cerutti

/s/ Avrum Gray                          Director                                                June 29, 2005
---------------------------
Avrum Gray

/s/ Anthony R. Pustorino                Director                                                June 27, 2005
---------------------------
Anthony R. Pustorino

                                      II-9

                                  EXHIBIT INDEX

  EXHIBIT
    NO.                                 DESCRIPTION
-----------                             -----------
     3(a)         Restated Articles of Incorporation of the Company
                  (incorporated by reference to Exhibit 3(a) to the Company's
                  Annual Report on Form 10-K for the period ended December 31,
                  2004).
      (b)         Articles of Amendment of the Articles of Incorporation of the
                  Company (incorporated by reference to Exhibit 3(b) to the
                  Company's Annual Report on Form 10-K for the period ended
                  December 31, 2004).
      (c)         By-laws of the Company (incorporated by reference to Exhibit
                  3.1 to the Company's Current Report on Form 8-K dated December
                  22, 2004).
     5**          Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
    10(a)         Lynch Corporation 401(k) Savings Plan (incorporated by
                  reference to Exhibit 10(b) to the Company's Annual Report on
                  Form 10-K for the period ended December 31, 1995).
      (b)         Directors Stock Plan (incorporated by reference to Exhibit
                  10(o) to the Company's Form 10-K for the year ended December
                  31, 1997).
      (c)         Lynch Corporation 2001 Equity Incentive Plan adopted December
                  10, 2001 (incorporated by reference to Exhibit 10(y) to the
                  Company's Form 10-K for the year ended December 31, 2001).
      (d)         Amended and Restated Credit Agreement by and between Lynch
                  Systems, Inc. and SunTrust Bank dated as of June 10, 2002
                  (incorporated by reference to Exhibit 10(z) to the Company's
                  Form 10-K for the year ended December 31, 2002).
      (e)         Unlimited Continuing Guaranty Agreement by Guarantor, Lynch
                  Corporation, dated June 10, 2002 (incorporated by reference to
                  Exhibit 10(aa) to the Company's Form 10-K for the year ended
                  December 31, 2002).
      (f)         First Amendment and Waiver to Amended and Restated Credit
                  Agreement between Lynch Systems, Inc. and SunTrust Bank dated
                  May 30, 2003 (incorporated by reference to Exhibit 10(ee) to the Company's Form 10-Q for the period ending June 30, 2003).
      (g)         Term Loan Promissory Note between Lynch Systems, Inc. and
                  SunTrust Bank dated August 4, 2003 (incorporated by reference to Exhibit 10(ff) to the Company's Form 10-Q for the period ending June 30, 2003).
      (h)         Second Amendment to Security Deed and Agreement dated August
                  4, 2003 between Lynch Systems, Inc. and SunTrust Bank
                  (incorporated by reference to Exhibit 10(gg) to the Company's
                  Form 10-Q for the period ending June 30, 2003).
      (i)         Mortgage dated October 21, 2002 by Mortgagor, Mtron
                  Industries, Inc., to Mortgagee, Yankton Area Progressive
                  Growth, Inc. (incorporated by reference to Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the year ended
                  December 31, 2003).
      (j)         Promissory Note between Mtron Industries, Inc. and Yankton
                  Area Progressive Growth, Inc., dated October 21, 2002
                  (incorporated by reference to Exhibit 10(ii) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (k)         Standard Loan Agreement by and between Mtron Industries, Inc.
                  and Areawide Business Council, Inc., dated October 10, 2002 and Exhibits thereto (incorporated by reference to Exhibit
                  10(jj) to the Company's Annual Report on Form 10-K for the

                  year ended December 31, 2003).
      (l)         Loan Agreement by and between Mtron Industries, Inc. and South
                  Dakota Board of Economic Development, dated December 19, 2002
                  (incorporated by reference to Exhibit 10(kk) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (m)         Promissory Note between Mtron Industries, Inc. and South
                  Dakota Board of Economic Development, dated December 19, 2002
                  (incorporated by reference to Exhibit 10(ll) to the Company's
                  Annual Report on Form 10-K for the year ended December 31,
                  2003).
      (n)         Employment Agreement by and between Mtron Industries, Inc. and
                  South Dakota Board of Economic Development, dated December 19,
                  2002 (incorporated by reference to Exhibit 10(mm) to the
                  Company's Annual Report on Form 10-K for the year ended
                  December 31, 2003).
      (o)         Loan Agreement by and among Mtron Industries, Inc., Piezo
                  Technology, Inc. and First National Bank of Omaha
                  (incorporated by reference to Exhibit 10.1 to the Company's
                  Current Report on Form 8-K dated October 20, 2004).
      (p)         Unconditional Guaranty for Payment and Performance with First
                  National Bank of Omaha (incorporated by reference to Exhibit
                  10.2 to the Company's Current Report on Form 8-K dated October
                  20, 2004).
      (q)         Registration Rights Agreement by and between the Company and
                  Venator Merchant Fund, L.P. dated October 15, 2004
                  (incorporated by reference to Exhibit 10.4 to the Company's
                  Current Report on Form 8-K dated October 20, 2004).
    13(a)         Annual Report to Shareholders for the year ended December 31,
                  2004.
      (b)         Form 10-Q for the quarter ended March 31, 2005.
    23*           Consent of Independent Registered Public Accounting Firm -
                  Ernst & Young LLP.
    24*           Powers of Attorney.
    99(a)**       Form of Instructions for Use of Lynch Corporation Subscription
                  Certificates.
      (b)**       Form of Notice of Guaranteed Delivery for Subscription
                  Certificates.
      (c)**       Form of Letter to Shareholders.
      (d)**       Form of Letter to Securities Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
      (e)**       Form of Letter to Clients of Security Holders Who Are
                  Beneficial Holders.
      (f)**       Form of Nominee Holder Certification Form.
      (g)**       Beneficial Owner Election Form.
      (h)**       Substitute Form W-9 (including Guidelines for Certification of
                  Taxpayer Identification Number on Substitute Form W-9).
      (i)**       Form of Subscription and Information Agent Agreement between
                  Lynch Corporation and Mellon Investor Services LLC.

----------
*  Filed herewith
** To be filed by amendment